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                          Education Realty Trust, Inc.
                         530 Oak Court Drive, Suite 300
                            Memphis, Tennessee 38117


                                January 24, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Education Realty Trust, Inc.
                  Registration Statement on Form S-11 (File No. 333-119264)

Ladies and Gentlemen:

         In connection with the request by Education Realty Trust, Inc., a Maryland corporation (the "Company"), to accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-119264) to immediate effectiveness on Tuesday, January 25, 2005 at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable, we acknowledge that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and

     - the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                Education Realty Trust, Inc.


                                By: /s/ Paul O. Bower
                                    -------------------------------------
                                    Paul O. Bower
                                    President and Chief Executive Officer